December 20, 2023

VIA E-MAIL

Jeff Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:       Unified Series Trust

SEC File Nos. 811-21237 and 333-100654

Mr. Foor:

Below are responses to your comments given on December 18, 2023 with respect to the preliminary proxy statement filed on Schedule 14A (the “Proxy”) by Unified Series Trust on behalf of the Dean Small Cap Value Fund, Dean Mid Cap Value Fund, and Dean Equity Income Fund (the “Registrant” and each a “Fund”), which the Registrant has authorized us to make on their behalf.

1.       Comment: Under “fee rate and profitability,” there is a statement “[t]he Trustees noted that [the adviser] is continuing the expense limitation agreement for the Fund.” Please clarify whether that continuation is through the existing July 31, 2024 expiration date or if it is being extended beyond that date. If it is not being extended beyond that date, consider noting that in the Proxy including in the Board’s deliberations. Please make corresponding revisions for each Fund.

Response: As shown below, we have revised the deliberations in the Proxy to reflect that the adviser is continuing the expense limitation agreement through its current expiration date:

“The Trustees noted that DIA is continuing the expense limitation agreement for the Fund through the current expiration date and the Adviser indicated it intends to renew the expense limitation agreement annually for the foreseeable future.”

2.       Comment: Please explain to the Staff whether recoupments will carry over from the period prior to the change in control. If so, we ask that you disclose that in the Proxy. Please also disclose in the Board’s deliberations that it considered and approved that fact, if applicable.

Response: Recoupments will not carry over from the period prior to the change in control. As such, no revisions have been made to the Proxy.

3.       Comment: On page 46, regarding treatment of broker non-votes will be considered present for quorum purposes. There should not be any broker non-votes because these are all non-routine

Cassandra.Borchers@ThompsonHine.com      Fax: 513.241.4771      Phone: 513.352.6632

Securities and Exchange Commission

December 20, 2023

proposals. Please revise to state that if a beneficial owner does not provide voting instructions to broker, the broker is not permitted to give the proxy with respect to the beneficial owner shares and accordingly, those shares will not count as present for quorum purposes.

Response: We have revised the disclosure as follows:

Shares as to which a proxy card is returned by a shareholder, but which is marked “abstain” or “withhold” on the Proposal will be included in the Funds’ tabulation of the total number of votes present for purposes of determining a quorum and will be treated as votes against the Proposal. ~~“Broker non-votes” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will not be treated as present for purposes of determining a quorum or as votes cast.~~ Under the rules of the New York Stock Exchange (“NYSE”), if a broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder's rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power. ~~As a result, these shares also will be treated as broker non-votes for purposes of proposals that may “affect substantially” a shareholder's rights or privileges (but will not be treated as broker non-votes for other proposals, including adjournment of the special meeting).~~  The NYSE considers each ~~the~~ Proposal to be voted upon at the Shareholder Meeting to be a non-routine matter that affects substantially a shareholder’s rights or privileges. Consequently, brokers holding shares of a Fund on behalf of clients may not vote absent instructions from the beneficial owners of the shares even if the broker has discretionary voting power, and absent instructions, these shares will not be counted as present for purposes of determining a quorum ~~be treated as broker non-votes~~.

If (a) a quorum is not present at the Shareholder Meeting, or (b) a quorum is present but sufficient votes in favor of a proposal have not been obtained, then the Shareholder Meeting may be adjourned from time to time by the vote of a majority of the shares represented at the Shareholder Meeting, whether or not a quorum is present, to permit further solicitation of proxies. The persons named as proxies may also adjourn the Shareholder Meeting for any other reason in their discretion. Any adjourned meeting may be held, within a reasonable time after the date set for the original meeting, without the necessity of further notice unless a new record date of the adjourned meeting is fixed. The persons named as proxies will vote those proxies that such persons are required to vote FOR the proposal, as well as proxies for which no vote has been directed, in favor of such an adjournment and will vote those proxies required to be voted AGAINST such proposal against such adjournment. In determining whether to vote for adjournment, the persons named as proxies shall consider all relevant factors, including the nature of the proposal, the percentage of votes then cast, the percentage of negative votes then cast, the nature of the proposed

Securities and Exchange Commission

December 20, 2023

solicitation activities and the nature of the reasons for such further solicitation, in determining that an adjournment and additional solicitation is reasonable and in the interests of shareholders. At any adjourned meeting, the Funds may transact any business which might have been transacted at the original meeting.

~~Broker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum and the number of shares of the Funds represented at the Meeting, but they are not affirmative votes for any proposal. As a result, with respect to approval of the Proposal, non-votes and abstentions will have the same effect as a vote against the proposal because the required vote is a percentage of the shares present or outstanding.~~

If you have any further comments or require additional information, please contact Cassandra Borchers at 513-352-6632.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine, LLP

cc:        Martin R. Dean, President

Elisabeth Dahl, Secretary